TREND MINING COMPANY
P.O. Box 3397
Post Falls, Idaho 83877

October 31, 2003

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
N.W. Washington, D.C. 20549

RE:   Trend Mining Company
         Form SB-2 Registration Statement
         Registration No. 333-103092

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Trend Mining Company (the "Company") hereby requests that its registration statement on Form SB-2 Registration Statement filed with the SEC on February 11, 2003, be withdrawn.

The SB-2 Registration Statement is being withdrawn for the reason that the Company and selling shareholders no longer desire to register the subject matter shares for sale at this time.

The Company confirms that no securities have been sold pursuant to the SB-2 Registration Statement.

Yours truly,

Trend Mining Company

BY:   /s/ Kurt Hoffman
         Kurt Hoffman, President

kh:   jtl

cc:   Conrad C. Lysiak